Exhibit 15.1

Letter of Ernst & Young LLP Regarding Unaudited Information

Board of Directors and Stockholders

Unum Group

We are aware of the incorporation by reference in the Registration Statement (Form S-3) and related Prospectus of Unum Group for the registration of senior debt securities, subordinated debt securities, preferred stock, depositary shares, common stock, warrants, stock purchase contracts, units, and preferred securities guaranteed by Unum Group of our reports dated April 30, 2008, July 31, 2008, and October 27, 2008 relating to the unaudited condensed consolidated interim financial statements of Unum Group that are included in its Forms 10-Q for the quarters ended March 31, 2008, June 30, 2008 and September 30, 2008.

/s/ ERNST & YOUNG LLP

Chattanooga, TN
November 11, 2008